= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on December 19, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934

                      ------------------------------------

                         CHOICE ONE COMMUNICATIONS INC.
                      (Name of Subject Company - - Issuer)

                         CHOICE ONE COMMUNICATIONS INC.
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
 ISSUED UNDER THE CHOICE ONE COMMUNICATIONS INC 1998 EMPLOYEE STOCK OPTION PLAN
                             (MAY 2000 RESTATEMENT)
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                     ---------------------------------------

                                 AJAY SABHERWAL
          EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                         CHOICE ONE COMMUNICATIONS INC.
                         100 CHESTNUT STREET, SUITE 600
                            ROCHESTER, NEW YORK 14604
                             TELEPHONE: 585-246-4231
 (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                     ---------------------------------------

                                   COPIES TO:

                           Deborah McLean Quinn, Esq.
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

                            CALCULATION OF FILING FEE

--------------------------------            ------------------------------------
    TRANSACTION VALUATION*                          AMOUNT OF FILING FEE*
--------------------------------            ------------------------------------
     $630,033                                            $57.96
--------------------------------            ------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase 4,480,246 shares of Choice One Communications Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($630,033), multiplied by (b) $92.00 per million.


/  /     CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-
         11(A) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    ___________      FILING PARTY:     __________________

FORM OR REGISTRATION NO.   ___________      DATE FILED:       __________________

/  /     CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/  /     Third-party tender offer subject to Rule 14d-1.
/X /     Issuer tender offer subject to Rule 13e-4.
/  /     Going-private transaction subject to Rule 13e-3.
/  /     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: / /

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth on under the heading "Summary of Terms" in the Choice One Communications Inc. Offer to Exchange Certain Options to Purchase Common Stock, par value $.01 per share Issued Under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended ("Offer to Exchange"), filed with this Schedule TO as Exhibit 99.6, is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

         (a) The issuer, Choice One Communications Inc. ("Choice One"), is a Delaware corporation with its principal executive offices located at 100 Chestnut Street, Suite 600, Rochester, New York 14604 U.S.A. The telephone number of the executive office is 585-246-4231. The information set forth in the Offer to Exchange under the headings "The Offer: 9. Information Concerning Choice One"; "The Offer: 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" and "Schedule A - Information Concerning the Directors and Executive Officers of Choice One Communications Inc." is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer to Eligible Colleagues of Choice One to exchange Current Options to purchase Choice One common stock, par value $.01 per share, issued under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended, for New Options to purchase shares of common stock to be issued under that plan to individuals who are then active employees of Choice One, upon the terms and subject to the conditions set forth in the Offer to Exchange, and the Election Letter and Personalized Election Form, which together, as they may be amended from time to time, are referred to as the "Offer". Options to purchase approximately 4,480,246 shares of Choice One common stock were outstanding and eligible to participate in the Offer on the date hereof. The approximate maximum number of shares of Choice One common stock which may be acquired under New Options is 2,815,806 shares. The New Options will be issued on or about January 21, 2003.

         (c) Choice One common stock is currently traded on the OTC Bulletin Board under the symbol "CWON". The information set forth in the Offer to Exchange under the heading "The Offer: 7. Price Range of Common Stock Underlying the Options and Trading Market" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         Choice One Communications Inc. is the filing person. Choice One Communications Inc. is a Delaware corporation with its principal executive offices located at 100 Chestnut Street, Suite 600, Rochester, New York 14604 U.S.A. The telephone number of the executive office is 585-246-4231. The information set forth in the Offer to Exchange under the headings "The Offer: 9. Information Concerning Choice One"; and "The Offer: 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" and "Schedule A - Information Concerning the Directors and Executive Officers of Choice One Communications Inc." is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The terms of the Offer are set forth in the Offer to Exchange under the headings "Summary of Terms"; "The Offer: 1. Colleagues Eligible to Participate; Number of Options; Expiration Date"; "The Offer: 2. Purpose of the Offer"; "The Offer: 3. Procedures for Tendering Options"; "The Offer: 4. Withdrawal Rights"; "The Offer: 5. Acceptance of Current Options for Exchange and Issuance of New Options"; "The Offer: 6. Conditions of the Offer"; "The
Offer: 8. Consideration for Participation; Terms of New Options"; "The Offer:
11. Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"; "The Offer: 13. Material Federal Income Tax Consequences"; and "The
Offer: 14. Extension of Offer; Termination; Amendment" which are incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under the heading "The Offer: 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Exchange under the heading "The Offer: 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The purposes of the Offer are compensatory as further set forth in the Offer to Exchange under the headings "Summary of Terms" and "The Offer: 2. Purpose of the Offer."

         (b) The Current Options tendered and accepted under the Offer will be cancelled. The information set forth in the Offer to Exchange under the headings "The Offer: 5. Acceptance of Current Options for Exchange and Issuance of New Options" and "The Offer: 8. Consideration for Participation; Terms of New Options" is incorporated herein by reference.

         (c) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under the heading "The Offer: 8. Consideration for Participation; Terms of New Options" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under the heading "The Offer: 6. Conditions of the Offer" is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in the Offer to Exchange under the heading "The Offer: 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the Offer to Exchange under the heading "The Offer: 15. No Fees or Expenses for Solicitations or Recommendations" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         The information set forth in the Offer to Exchange under the headings "The Offer: 9. Information Concerning Choice One"; "The Offer: 16. Additional Information"; and "The Offer: 18. Certain Financial Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a)  Not  applicable

         (b) The information set forth in the Offer to Exchange under the headings "Summary of Terms"; "The Offer: 2. Purpose of the Offer"; "The Offer:
12. Legal Matters; Regulatory Approvals"; "The Offer: 16. Additional Information"; "The Offer: 17. Certain Risks of Participation in the Offer and Owning Our Common Stock"; and "The Offer: 19. Miscellaneous" is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER        DESCRIPTION
---------     --------------------------------------------------------------
99.1          (a)(1).  Press Release (filed on Form TO-C on November 21, 2002)+

99.2 (a)(1). Letter to Employees from Steve M. Dubnik, Chairman and CEO (filed on Form TO-C on November 21, 2002)+

99.3 (a)(1). Opening Statement for All Colleague Meeting held on November 25, 2002, read by Steve M. Dubnik, Chairman and CEO (Filed on Form TO-C on November 26, 2002)

99.4 (a)(1). Choice One Communications Inc. Stock Option Exchange Program Questions and Answers (Filed on Form TO-C on November 26,
              2002)+

99.5 (a)(1). Electronic Communication to all Choice One Communications Inc. colleagues from Steve M. Dubnik, Chairman and CEO, dated December 6, 2002 (Filed on Form TO-C on December 6, 2002)

99.6 (a)(1). Offer to Exchange Certain Options to Purchase Common Stock, par value $.01 per share, issued under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended*

99.7 (a)(1). Choice One Communications Inc. Stock Option Exchange Program Election Letter (Letter of Transmittal), including the Personalized Election Form*

99.8 (a)(1). Choice One Communications Inc. Stock Option Exchange Program Withdrawal Package**

99.9 (a)(1). Choice One Communications Inc. Form of Stock Exchange Program Election Confirmation and New Option Statement**

              (b).  Not applicable

99.10 (d). Choice One Communications Inc. 1998 Employee Stock Option Plan (November 1999 Restatement), incorporated by reference to
              Exhibit 10.1 to Choice One Communication Inc.'s Registration Statement on Form S-1/A, filed with the SEC on February 16, 2000 (File No. 333-91321)

99.11 (d). Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), incorporated by reference to Exhibit
              4.1 to Choice One Communication Inc.'s Registration Statement on Form S-8, filed with the SEC on September 29, 2000 (File No. 333-47002)

99.12 (d). First Amendment to the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), incorporated by reference to Exhibit 4.4 to Choice One Communication Inc.'s Registration Statement on Form S-8, filed with the SEC on December 21, 2001 (File No. 333-75712)

              (g).  Not applicable

              (h).  Not applicable

* Filed herewith
** To be filed by amendment
+ Also available on Choice One Intranet

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2002

                                    CHOICE ONE COMMUNICATIONS INC.



                                    By:   /s/Ajay Sabherwal
                                          --------------------------------
                                    Name:  Ajay Sabherwal
                                    Title: Executive Vice President, Finance and
                                             Chief Financial Officer